EXHIBIT 99.1

FARMMI, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND SEPTEMBER 30, 2025 AND

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

F-1

FARMMI, INC.

F-2

Farmmi, Inc.

Condensed Consolidated Balance Sheets

	As of	As of
	March 31,	September 30,
	2026	2025
Assets	(unaudited)	(audited)
Current Assets
Cash and restricted cash	$249,252	$804,098
Accounts receivable, net	20,236,439	13,095,167
Advances to suppliers, net	38,803,164	46,304,704
Note receivable, current portion	16,098,885	31,005,260
Inventories	-	1,544,462
Due from a related party	35,000	-
Other current assets, net	1,724,614	372,264
Total current assets	77,147,354	93,125,955

Non-Current Assets
Note receivable	19,676,415	28,620,240
Right-of-use assets, net	14,166,214	16,440,531
Long-term investments, net	-	6,932,404
Loan to a third party	2,598,033	-
Security deposits	881,631	1,877,272
Property and equipment, net	418,698	36,780
Total non-current assets	37,740,991	53,907,227

Total Assets	$114,888,345	$147,033,182

Liabilities and Shareholders' Equity
Current Liabilities
Promissory notes	2,519,134	2,519,134
Accounts payable	469,489	15,695
Due to related parties	3,892,013	293,919
Operating lease liabilities – current	3,690,692	5,030,911
Other current liabilities	3,097,960	2,096,671
Total current liabilities	13,669,288	9,956,330

Non-Current Liabilities
Long-term loans - non-current portion	-	1,809,780
Operating lease liabilities – non-current	10,475,522	11,409,620
Total non-current liabilities	10,475,522	13,219,400

Total Liabilities	24,144,810	23,175,730

Commitment and contingencies

Shareholders' Equity
Class A Ordinary Shares, par value $0.00000001 and 4.5 billion shares authorized; 13,813,417 shares issued and outstanding as of March 31, 2026. Ordinary shares, $2.40 par value, 5 billion shares authorized, 5,481,874 shares issued and outstanding as of September 30, 2025.	-	13,156,498
Class B Ordinary Shares, par value $0.00000001, 0.5 billion shares authorized, 1,791 shares issued and outstanding as of March 31, 2026.	-	-
Subscription receivable	(18,000,002)	-
Additional paid-in capital	194,583,302	161,426,802
Statutory reserve	687,173	687,173
Accumulated deficits	(76,949,665)	(39,839,384)
Accumulated other comprehensive loss	(8,836,701)	(11,313,205)
Total Farmmi, Inc.’s shareholders' equity	91,484,107	124,117,884
Noncontrolling interest	(740,572)	(260,432)
Total Shareholders' Equity	90,743,535	123,857,452

Total Liabilities and Shareholders' Equity	$114,888,345	$147,033,182

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Farmmi, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

	For the Six Months Ended March 31,
	2026	2025

Sales to third parties	$6,394,713	$16,144,172
Sales to related parties	-	137
Revenues	$6,394,713	$16,144,309
Cost of revenues	(7,484,087)	(15,329,735)
Gross (loss) profit	(1,089,374)	814,574
Operating expenses
(Allowance) reversal of allowance for credit losses	(29,065,008)	270,832
Long-term investment impairment loss	(7,044,116)	-
Selling and distribution expenses	(311,446)	(83,321)
General and administrative expenses	(1,017,017)	(1,670,829)
Total operating expenses	(37,437,587)	(1,483,318)

Loss from operations	(38,526,961)	(668,744)
Other income, net
Interest income	23,380	3,622
Interest expense	(96,907)	(231,704)
Amortization of debt issuance costs	-	(177,014)
Loss from equity method investment	-	(431,180)
Other income, net	1,010,067	1,003,031
Gain on disposal of subsidiaries	-	250,331
Total other income, net	936,540	417,086

Loss before income taxes	(37,590,421)	(251,658)
Income tax expenses	-	-
Net loss	(37,590,421)	(251,658)
Net loss attributable to non-controlling interest	480,140	207,642
Net loss attributable to Farmmi, Inc.	$(37,110,281)	$(44,016)

Comprehensive loss
Net loss	$(37,590,421)	$(251,658)
Foreign currency translation difference	2,476,504	(4,654,965)
Total comprehensive loss	(35,113,917)	(4,906,623)
Comprehensive loss attributable to non-controlling interest	480,140	207,642
Comprehensive loss attributable to Farmmi, Inc.	$(34,633,777)	$(4,698,981)

Weighted average number of ordinary shares
Basic	11,401,729	1,077,719
Diluted	11,401,729	1,077,719
Loss per ordinary share
Basic	$(3.25)	$(0.04)
Diluted	$(3.25)	$(0.04)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

Farmmi, Inc.

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended March 31, 2026 and 2025

						Accumulated
			Additional			Other	Total
	Ordinary shares		Paid in	Statutory	Retained	Comprehensive	Shareholders’	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Equity	Interest	Equity
Balance as of September 30, 2024	889,906	$2,135,791	$161,571,245	$697,443	$13,248,995	$(7,664,144)	$169,989,330	$26,907	$170,016,237

Issuance of ordinary shares for promissory notes redemption	100,182	240,437	97,572	-	-	-	338,009	-	338,009
Issuance of ordinary shares for warrants exercised	325,825	781,980	-	-	-	-	781,980	-	781,980
Reverse share-split adjustment	(706)	(1,694)	1,694	-	-	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(4,654,965)	(4,654,965)	-	(4,654,965)
Disposal of subsidiaries	-	-	-	(10,270)	10,270	-	-	-	-
Net loss for the period	-	-	-	-	(44,016)	-	(44,016)	(207,642)	(251,658)

Balance as of March 31, 2025	1,315,207	$3,156,514	$161,670,511	$687,173	$13,215,249	$(12,319,109)	$166,410,338	$(180,735)	$166,229,603

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional Paid in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Farmmi, Inc.’s Shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Receivable	Capital*	Reserve	Deficits)	loss	Equity	Interest	Equity
Balance as of September 30, 2025	5,481,874	$13,156,498	-	-	-	$161,426,802	$687,173	$(39,839,384)	$(11,313,205)	$124,117,884	$(260,432)	$123,857,452

Change of par value effect	-	(13,156,498)	-	-	-	13,156,498	-	-	-	-	-	-
Issuance of ordinary shares for warrants exercised	8,333,334	-	-	-	(18,000,002)	20,000,002	-	-	-	2,000,000	-	2,000,000
Reclassification of Class A shares to Class B Shares	(1,791)	-	1,791	-	-	-	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	-	2,476,504	2,476,504	-	2,476,504
Net loss for the period	-	-	-	-	-	-	-	(37,110,281)	-	(37,110,281)	(480,140)	(37,590,421)

Balance as of March 31, 2026	13,813,417	-	1,791	-	$(18,000,002)	$194,583,302	$687,173	$(76,949,665)	$(8,836,701)	$91,484,107	$(740,572)	$90,743,535

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

Farmmi, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended March 31,
	2026	2025
Cash flows from operating activities
Net loss	$(37,590,421)	$(251,658)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Changes in allowances - accounts receivable	(2,694,263)	(262,764)
Changes in allowances - advances to suppliers	31,692,011	-
Changes in allowances - other current assets	67,260	-
Long-term investment impairment loss	7,044,116	-
Depreciation	36,854	8,863
Amortization of operating lease right-of-use assets	2,275,501	1,785,055
Loss on short-term investment	-	431,180
Loss from disposal of subsidiaries	-	(250,331)
Amortization of debt issuance costs	-	177,014
Interest expenses for promissory note redemption	89,631	184,176
Amortization of biological assets	-	105,645
Changes in operating assets and liabilities:
Accounts receivable, net	(3,935,498)	(8,418,637)
Advances to suppliers, net	(22,845,676)	16,848,563
Note receivable	23,850,200	-
Inventories, net	1,569,350	3,687,897
Other current assets	(1,412,292)	550,819
Other non-current assets - security deposits	995,640	-
Accounts payable	453,724	964,027
Operating lease liabilities	(2,275,500)	(1,788,947)
Other current liabilities	1,399,058	799,065
Net cash (used in) provided by operating activities	(1,280,305)	14,569,967

Cash flows from investing activities
Purchase of property and equipment	(418,763)	(16,666)
Proceeds from disposal of subsidiaries, net of cash	-	(19,243)
Purchase of long-term investments	-	(15,000,000)
Loan to a third party	(3,842,464)	-
Repayment of loan to a third party	1,244,431	-
Net cash used in investing activities	(3,016,796)	(15,035,909)

Cash flows from financing activities
Repayment of promissory notes	-	(1,000,000)
Borrowings from a third-party loan	-	1,679,900
Repayment of a third-party loan	(1,809,780)	(471,472)
Proceeds from issuance of ordinary shares for warrants exercised	2,000,000	781,980
Due from a related party	(35,000)	(115,200)
Proceeds from advances from related parties	3,586,008	-
Net cash provided by financing activities	3,741,228	875,208

Effect of exchange rate changes on cash	1,027	(5,452)
Net (decrease) increase in cash	(554,846)	403,814
Cash and restricted cash, beginning of period	804,098	486,522
Cash and restricted cash, end of period	$249,252	$890,336

Representing:
Cash, end of period	$248,578	$890,336
Restricted cash, end of period	674	-
Total cash and restricted cash, end of period	$249,252	$890,336

Supplemental disclosure information:
Income taxes paid	-	-
Interest paid	$73,156	$126,226

Non-cash financing activities
Acquisition of long-term investment through issuance of note receivable	-	$35,000,000
Issuance of ordinary shares for promissory notes redemption	-	$338,009
Accrued interest in promissory notes	-	$112,814

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FAMI” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FAMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, which in turn owns 100% equity interest in Zhejiang Suyuan Agricultural Technology Co., Ltd (“Zhejiang Suyuan Agricultural”), Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Farmmi (Hangzhou) Health Development Co., Ltd (“Farmmi Heath Development”), and these subsidiaries were established under the laws of the People’s Republic of China (“PRC” or “China”). Also, FAMI owns 100% equity interest in Farmmi USA Inc (“Farmmi USA”), which was established under the laws of the State of California.

Farmmi Enterprise owns 100% equity interest in Zhejiang Farmmi Ecological Agriculture Technology Co., Ltd (“Farmmi Eco Agri”). Farmmi Eco Agri owns 100% equity interests in Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”), Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”), Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. (“Farmmi Supply Chain”), Ningbo Farmmi Baitong Trade Co., Ltd (“Ningbo Farmmi Trade”) and Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”).

Farmmi Supply Chain owns 100% equity interest in Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd (“Jiangxi Xiangbo”) and Guoning Zhonghao (Ningbo) Trading Co., Ltd. (“Guoning Zhonghao”). Jiangxi Xiangbo owns 100% equity interest in Yudu County Yada Forestry Co., Ltd. (“Yudu Yada”).

Farmmi Health Development owns 100% equity interest in Zhejiang Farmmi Healthcare Technology Co., Ltd (“Farmmi Healthcare”). Farmmi Healthcare and Farmmi Health Development own 95% and 5% of the equity interests in Zhejiang Yitang Medical Service Co., Ltd. (“Yitang Mediservice”), respectively. Yitang Mediservice owns 100% interest in Zhejiang Yiting Medical Technology Co., Ltd. (“Yiting Meditech”).

On July 13, 2022, Farmmi Canada Inc. (Farmmi Canada) was established under the laws of Canada. Farmmi Inc. owns 100% of the equity interest in Farmmi Canada. Farmmi Canada was dissolved on December 31, 2024.

On July 23, 2024, SuppChains Group Inc (“SuppChains”) was established under the laws of the State of California. Farmmi USA owns 75% equity of SuppChains.

On October 31, 2024, Suppchains Transport Inc (“Suppchains Transport”) was established under the laws of the State of California. SuppChains owns 100% equity of SuppChains Transport.

On November 4, 2024, Zhejiang Famimi Biotechnology Co., Ltd (“Famimi Biotech”) was established under the laws of PRC, where Zhejiang Suyuan Agricultural owns 95% and Farmmi E-Commerce owns 5% of Famimi Biotech, respectively.

In March 2025, the Company internally reorganized its subsidiaries. After reorganization, Yitang Mediservice owns 100% interest in Jiangxi Xiangbo, Guoning Zhonghao and Ningbo Farmmi Trade.

On March 31, 2025, an agreement was signed to divest 100% interest in Farmmi Food and Farmmi Supply Chain to a third party for a total cash consideration of RMB20,000 ($2,754).

In June 2025, agreements were signed to divest 100% interest in Farmmi Biotech, Guoning Zhonghao and Ningbo Farmmi Trade to third parties for a total cash consideration of RMB10,000 ($1,405), RMB10,000 ($1,405), and RMB5,000 ($702), respectively.

On August 6, 2025, Suppchains Oak Inc (“Suppchains Oak”) was established under the laws of the State of New Jersey, the United States of America. Suppchains Transport owns 100% equity of Suppchains Oak.

On January 13, 2026, Bluesage Marketing Inc (“Bluesage”) was established under the laws of the State of California, the United States of America. Farmmi USA owns 100% equity of Bluesage.

F-7

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

As of March 31, 2026, details of the subsidiaries of FAMI are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal activities
FAMI	July 28, 2015	Cayman	Parent	Holding company
Farmmi International	August 20, 2015	Hong Kong	100%	Holding company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100%	Holding company
Farmmi Health Development	September 17, 2021	Zhejiang, China	100%	Holding company
Zhejiang Suyuan Agricultural	July 25, 2022	Zhejiang, China	100%	Holding company
Farmmi Eco Agri	May 27, 2022	Zhejiang, China	100%	Agriculture products
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	100%	Agriculture products
Farmmi Healthcare	September 18, 2021	Zhejiang, China	100%	Medical health
Yitang Mediservice	September 7, 2021	Zhejiang, China	100%	Medical services
Yiting Meditech	September 17, 2021	Zhejiang, China	100%	Medical technology
Jiangxi Xiangbo	June 18, 2021	Jiangxi, China	100%	Holding company
Yudu Yada	November 10, 2010	Jiangxi, China	100%	Forestry development
Farmmi USA	April 20, 2023	California, USA	100%	Agriculture products
SuppChains	July 23, 2024	California, USA	75%	Trading
Suppchains Transport	October 31, 2024	California, USA	100%	Trading
Suppchains Oak	August 6, 2025	New Jersey, USA	100%	Trading
Bluesage	January 13, 2026	California, USA	100%	Trading

F-8

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Liquidity

In assessing the Company’s liquidity and substantial doubt about its ability to continue as a going concern, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Company financed its operations primarily through cash generated by operating activities, issuance of promissory notes, and issuance of ordinary shares.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying unaudited condensed financial statements have been prepared on a basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company recorded net loss of approximately $37.6 million for the six months ended March 31, 2026. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As of March 31, 2026, the Company had cash balance of approximately $0.2 million.

Management plans to address the conditions that raise substantial doubt about the Company’s ability to continue as a going concern through (i) obtaining additional equity or debt financing and (ii) reducing cash used in operating activities. The Company may, however, need additional capital in the future to fund its further expansion. If the Company determines that its cash requirements exceed the amount of cash it has on hand at the time, the Company may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Company.

As a result, the Company prepared the unaudited condensed consolidated financial statements assuming the Company will continue as a going concern. However, there is no assurance that the measures above can be achieved as planned. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended September 30, 2025 and 2024. Operating results for the six months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the year ending September 30, 2026.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of the Company’s main operating subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

F-9

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include allowance for credit losses for accounts receivable, advances to suppliers, note receivable, and security deposits, the valuation of inventories, the impairment of long-term investments and right-of-use assets, the useful lives of property and equipment, and the valuation of deferred tax assets. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. Cash balances are in bank accounts in the People’s Republic of China and the United States of America. Cash maintained in banks within the PRC of less than RMB 0.5 million (equivalent to $72,485) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Cash maintained with U.S. financial institutions of less than $250,000 are covered by the Federal Deposit Insurance Corporation or other programs.

Accounts and note receivable, net

Accounts and note receivable are presented with net of an allowance for credit losses. The Company maintains an allowance for credit losses for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history and current credit-worthiness, and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

F-10

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Inventories, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

Long-term investments

The Company’s long-term investments consist of equity method investments.

Investments in entities over which the Company has the ability to exercise significant influence, but does not have a controlling financial interest, are accounted for using the equity method of accounting. Under the equity method, the Company initially records its investment at cost and subsequently recognizes its proportionate share of the investee’s net income or loss. The Company evaluates its equity method investments for impairment when events or circumstances indicate that a decrease in value below the carrying amount is other than temporary. If such a decline is determined to be other than temporary, an impairment loss is recognized to write the investment down to its fair value.

As of March 31, 2026 and September 30, 2025, the Company evaluated its investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies’ financial performance and near-term prospects. During the six months ended March 31, 2026, the Company recognized an impairment loss of approximately $7.0 million related to its long-term investment based on management's assessment of the recoverability of the investment.

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in ordinary shares or in-substance ordinary shares are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of March 31, 2026 and September 30, 2025, the cumulative impairment for long-term investments was approximately $7.4 million and $0.2 million, respectively.

F-11

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

F-12

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Company follows ASU 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligation(s) in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligation(s) in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s principal businesses are (i) processing, distributing, and trading dried Shiitake mushrooms, Mu Er (also known as Auricularia heimuer or black ear fungus), other edible fungi, and other agricultural products (e.g., tapioca, corn, cotton, and cornstarch), and (ii) providing warehousing and logistics services (including operation services, outbound delivery services, storage services, and special work order services).

Revenue from trading and sales of agricultural products (including dried Shiitake mushrooms, Mu Er, and other edible fungi), operation services, and special work order services

The Company enters into contracts with customers as a principal and primary obligator and has the discretion to determine prices and vendors. Each contract contains one performance obligation, which is transferring the product(s) or service(s) to the Company’s customer in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, the Company requires certain customers to pay in advance or offers a credit term within six months for business customers with good credit worthiness. The Company recognizes revenue at the point in time when the control of the product(s) or service(s) has been transferred to the customer. The transfer of control is considered complete when the product(s) or service(s) have been accepted and received by the customer.

Revenue from outbound delivery and storage services

The Company enters into contracts with customers as a principal and primary obligator and has the discretion to determine prices and vendors. Outbound delivery and storage services are considered distinct services that are recognized over time when the performance obligations have been provided. Outbound delivery services are performed by the Company for the customers generally from shipment pickup to delivery. Storage services are recognized over the duration of the storage contractual period.

Contract balances and remaining performance obligations

The Company’s contract liabilities primarily include advances from customers. As of March 31, 2026 and September 30, 2025, the contract liabilities are $484,862 and $602,721, respectively, and included in other current liabilities on the consolidated balance sheets. For the six months ended March 31, 2026 and 2025, there was no revenue recognized from performance obligations related to prior periods.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense, and other overhead.

F-13

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The components of basic and diluted EPS were as follows:

Six months ended March 31,	2026	2025
Net loss available for ordinary shareholders (A)	$(37,110,281)	$(44,016)

Weighted average outstanding ordinary shares (B)
- basic	11,401,729	1,077,719
- diluted	11,401,729	1,077,719

Loss per ordinary share - basic (A/B)	$(3.25)	$(0.04)

Loss per ordinary share - diluted (A/B)	$(3.25)	$(0.04)

Securities that could potentially dilute earnings per share in the future that were not included in the computation of diluted earnings per share for the six months ended March 31, 2026, and 2025 are as follows:

	As of	As of
	March 31	March 31
	2026	2025
	(unaudited)	(unaudited)
Warrants to purchase ordinary shares	747,040	747,040

F-14

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Fair value of financial instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements, and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 — Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the carrying amounts of the Company’s financial instruments, including cash and restricted cash, accounts receivable, note receivable, loan to a third party, accounts payable, amounts due to and from related parties, promissory notes and long-term loans, approximate their fair values due to their short-term nature or because the applicable interest rates approximate market rates.

F-15

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, note receivable, and advances to suppliers. As of March 31, 2026 and September 30, 2025, $35,356 and $30,502, respectively, of the Company’s cash is maintained in banks within the People’s Republic of China, of which deposits of RMB0.5 million (equivalent to $72,485) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. As of March 31, 2026 and September 30, 2025, cash balances of $213,896 and $772,975, respectively, were maintained at U.S. financial institutions and each U.S. account was insured by the Federal Deposit Insurance Corporation or other programs subject to $250,000 limitations. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Leases

The Company accounts for leases following ASC 842, Leases (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term.

The Company has elected the practical expedient to account for lease and associated non-lease components as a single lease component.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. As of March 31, 2026 and September 30, 2025, the Company did not have any impairment loss for its operating lease right-of-use assets.

F-16

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Foreign currency translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The unaudited condensed consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occur. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of March 31, 2026 and September 30, 2025 were US$1 for RMB6.8980 and RMB7.1190, respectively. The average exchange rates for the six months ended March 31, 2026 and 2025 were US$1 for RMB7.0061 and RMB7.2308, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $1,405 and $47,352 for the six months ended March 31, 2026 and 2025, respectively, which included selling and distribution expenses in the accompanying unaudited condensed statements of operations.

F-17

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Value added tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in the PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, Farmmi Eco Agri’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities have the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities, and there was no tax penalty incurred.

Income taxes

The Company’s subsidiaries in PRC are subject to the income tax laws of the PRC, and subsidiaries in the United States of America are subject to income tax laws of the United States of America. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods, and income tax disclosures. There were no material uncertain tax positions as of March 31, 2026 and September 30, 2025. As of March 31, 2026, the tax years ended December 31, 2015 through December 31, 2025 for the Company’s subsidiaries remain open for statutory examination by PRC and USA tax authorities.

Statement of Cash Flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

F-18

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Risks and uncertainties

The operations of the Company are located in the PRC and U.S. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC and U.S. economies. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC and U.S. and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases, and expense transactions are denominated in RMB, and a substantial part of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Company’s operating entities do not carry any business interruption insurance, product liability insurance, or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

F-19

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. This ASU may be applied either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a customer, which clarifies the accounting for share-based consideration payable to customers. The amendments are effective for the Company beginning October 1, 2027, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,” which modernizes the accounting for internal-use software costs by removing the prescriptive project-stage guidance and establishing updated criteria for determining when software development costs should be capitalized. The amendments also update certain disclosure requirements and supersede the existing website development cost guidance. The amendments are effective for the Company beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract.” The amendments refine the scope of derivative accounting for certain contracts and clarify the accounting for share-based noncash consideration received from customers under Topic 606. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326): Purchased Loans,” which expands the population of acquired loans subject to the gross-up approach under Topic 326. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements,” which expands and clarifies the application of hedge accounting for certain cash flow hedges, nonfinancial components, net written options, and certain foreign currency and interest rate hedging relationships. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities,” which establishes recognition, measurement, presentation, and disclosure requirements for government grants received by business entities, including grants related to assets and income. The amendments are effective for annual reporting periods beginning after December 15, 2028, including interim reporting periods within those annual reporting periods, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements,” which clarifies interim disclosure requirements, the applicability of Topic 270, and the form and content of interim financial statements, and establishes a disclosure principle for material events occurring since the end of the most recent annual reporting period. The amendments are effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its interim financial reporting and disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements,” which makes various amendments to the Accounting Standards Codification to clarify guidance, correct unintended applications, and improve consistency. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In April 2026, the FASB issued ASU 2026-01, “Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock,” which provides guidance for the initial measurement of paid-in-kind dividends on equity-classified preferred stock. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In May 2026, the FASB issued ASU 2026-02, “Environmental Credits and Environmental Credit Obligations (Topic 818),” which establishes accounting and disclosure requirements for environmental credits and obligations arising from environmental credit regulatory compliance programs. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual reporting periods, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.

F-20

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Accounts receivable	$52,783,450	$47,284,561
Less: allowance for credit losses	(32,547,011)	(34,189,394)
Accounts receivable, net	$20,236,439	$13,095,167

Allowance for credit losses of approximately $32.5 million and approximately $34.2 million was made for certain accounts receivable as of March 31, 2026 and September 30, 2025, respectively. The Company’s accounts receivable primarily include balances due from customers when the Company’s products are sold and delivered to customers.

The movement of allowance for credit losses was as follows:

	For the Six	For the
	Months Ended	Year Ended
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Balance as of beginning of period	$34,189,394	$302,914
(Reversal of) allowance for credit losses	(2,775,018)	33,451,447
Translation adjustments	1,132,635	435,033
Balance as of end of period	$32,547,011	$34,189,394

Note 4 — Advances to suppliers, net

Advances to suppliers consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
Advances to suppliers:	(unaudited)	(audited)
Qingyuan Nongbang Mushroom Industry Co., Ltd	$35,772,877	$16,848,007
Jingning Liannong Trading Co., Ltd	35,212,951	16,092,973
Lishui Zhelin Trading Co., Ltd	10,450,058	23,470,221
Others	5,999	19,153
Sub-total	$81,441,885	$56,430,354
Less: allowance for credit losses	(42,638,721)	(10,125,650)
Advances to suppliers, net	$38,803,164	$46,304,704

F-21

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The movement of allowance for impairment loss was as follows:

	For the Six	For the
	Months Ended	Year Ended
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Balance as of beginning of period	$10,125,650	-
Additions	31,692,011	9,994,385
Translation adjustments	821,060	131,265
Balance as of end of period	$42,638,721	$10,125,650

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). These two Framework Agreements were renewed for another three years in April 2019 upon expiration and were further renewed for another three years in June 2021. Jingning County and Qingyuan County, where JLT and QNMI are located, produce premium Shiitake and Mu Er.

On April 1, 2020, the Company signed a framework cooperation agreement with Lishui Zhelin Trading Co., Ltd. (“Zhelin Trade”), which is valid for four years. Zhelin Trade is located in the agricultural product distribution center in Liandu District - Southwest Zhejiang Agricultural Trade City, which has convenient logistics and timely agricultural product information. Therefore, the cooperation agreement stipulates that Zhelin Trade will process and deliver edible mushroom products on behalf of Zhelin Trade, and the Company is required to make advance payment to ensure the timeliness of goods supply and delivery.

Many competitors of the Company and other large buyers go to family farms and co-operatives to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market.

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand, crop condition, etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

The Company advances certain initial payments based on its estimated purchase plan from these suppliers and additional advances based on individual purchase orders placed. The Company pays advances solely to secure an adequate supply of dried mushrooms to meet its sales demands. The Company’s purchase orders require that the advances shall be refunded by suppliers if they fail to produce the contracted volume of dried mushrooms or fail to deliver supplies to the Company timely.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to these suppliers, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would expect to receive a refund of the advances through these suppliers. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

During the six months ended March 31, 2026, the Company recognized an additional allowance of approximately $31.7 million on advances to suppliers. As of March 31, 2026 and September 30, 2025, the total allowance for advances to suppliers was approximately $42.6 million and $10.1 million, respectively. The additional allowance recognized during the period was primarily attributable to management's strategic decision to substantially reduce and exit certain operations in the PRC, as a result of which the Company no longer expected to utilize a significant portion of these advances through future purchases.

F-22

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Note receivable

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Note receivable, current portion	$16,098,885	$31,005,260
Note receivable, non-current portion	19,676,415	28,620,240
Total	$35,775,300	$59,625,500

On February 28, 2025, Farmmi International Limited (“Farmmi International” or the “Buyer”), a wholly-owned subsidiary of Farmmi, Inc. (the “Company”), entered into an equity transfer agreement with Malong Limited, a Hong Kong company (the “Seller”) to acquire 45% equity of Ewayforest Group Limited (the “Target”), a Hong Kong company and a wholly owned subsidiary of the Seller. The Target owns 100% of the equity of Lishui Ganglisen Enterprise Management Co., Ltd, a Chinese company, which in turn owns 100% of the equity of Lishui Senbo Forestry Co., Ltd, a Chinese company (“Senbo Forestry”). Senbo Forestry is engaged in forestry management, improvement, planting and product sales. The Target had an appraised value of approximately RMB1.6 billion (approximately $220.2 million) as of December 31, 2024 based on an asset appraisal report issued by an independent third party appraisal firm.

Pursuant to the agreement, Farmmi International would pay a total purchase price of RMB723,324,150 ($99,676,733) for 45% of the Target’s equity (the “Equity”). The parties had agreed that the Buyer would pay $35 million in cash and $35 million in the form of accounts receivable by March 31, 2025, with the remaining purchase price of $29,085,500 to be settled by September 2025. The parties had further agreed the date on which the Seller received the first installment of the purchase price should be deemed the closing date of the transaction. Within one month after receiving the first installment of the purchase price, the Seller should complete the procedures for amending the Target’s articles of association and transferring the Equity. The Target was also required to have a two-member board of directors with one director appointed by each of the Buyer and the Seller. The agreement contains customary representations, warranties and covenants of the Buyer and the Seller, and is subject to certain customary closing conditions. However, due to the inability to obtain the Forest Ownership Certificate, the ownership of the relevant assets could not be confirmed. On September 30, 2025, both parties agreed to terminate the original asset/equity acquisition transaction and reached an agreement regarding the refund of the already paid consideration. The acquisition consideration to be refunded to the Company includes accounts receivable amounting to $35 million, and the cash portion of the consideration amounting to $59,625,500. As of September 30, 2025, accounts receivable of $35 million was reverted to the Company.

Both parties agree that 40% of the cash consideration of $59,625,500, amounting to $23,850,200, shall be refunded by the Seller to the Buyer in a lump sum before January 31, 2026. The Company received $23,850,200 on January 27, 2026.

Both parties agree that 60% of the cash consideration of $59,625,500, totaling $35,775,300, shall be repaid by the Seller in installments to the Buyer. The specific arrangement is as follows:

(1) The repayment period is two (2) years, from February 1, 2026 to January 30, 2028.

(2) Interest is calculated at an annualized rate of 2%, with interest to be paid once per quarter. Interest is calculated on a daily basis based on the specific outstanding balance.

(3) The principal is to be repaid every six months, with the specific time and amount as follows:

From February 1, 2026 to July 30, 2026, a total of no less than 20% shall be returned during this period:

From August 1, 2026 to January 30, 2027, a total of no less than 25% shall be returned;

From February 1, 2027 to July 30, 2027, a total of no less than 25% shall be returned;

From August 1, 2027 to January 30, 2028, the balance to be settled during this period.

F-23

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Inventories

Inventories consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Finished goods	-	$1,544,462
Inventories	-	$1,544,462

As of March 31, 2026 and September 30, 2025, allowance for inventory reserve was nil and nil, respectively.

Note 7 — Other current assets

Other current assets consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Security deposits	$1,041,476	$28,000
Advances to third parties	1,403,292	989,986
Prepaid expenses	24,787	9,900
Prepaid value-added tax	30,675	29,723
Sub-total	2,500,230	1,057,609
Less: allowance for credit losses	(775,616)	(685,345)
Other current assets, net	$1,724,614	$372,264

The movement of allowance for credit losses was as follows:

	For the Six	For the
	Months Ended	Year Ended
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Balance as of beginning of period	$685,345	-
Additions	67,260	676,460
Translation adjustments	23,011	455
Balance as of end of period	$775,616	$685,345

F-24

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Long-term investments, net

Long-term investments of the Company relate to investment of RMB50 million (approximately $7.1 million) in Shanghai Zhong Jian Yiting Medical Health Technology Partnership (“Partnership”) as a Limited Partner (“LP”) with a third party, Zhong Jian (Lishui) Business Management Co., Ltd., who is a General Partner (“GP”) or the executive partner in the Partnership and GP has decision-making authority in significant financial and operating decisions of the Partnership, and investment of RMB1 million (approximately $0.1 million) in 10% equity of Zhejiang Yili Yuncang Technology Group Co., Ltd

Long-term investments, net of impairment, are as follows:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Long-term investments	$7,393,447	$7,163,928
Less: impairment	(7,393,447)	(231,524)
Total	-	$6,932,404

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of March 31, 2026 and September 30, 2025, impairment for long-term investments was $7,393,447 which includes foreign exchange translation of $ 117,807 and $231,524, respectively.

Note 9 — Loan to a third party

The loan to a third party relates to a three-year $10 million revolving loan to a third party for working capital purposes from November 1, 2025 to October 30, 2028 and at a 2% interest rate per annum. For the six months ended March 31, 2026, loan to this third party was $3,842,464 and the repayment from this loan was $1,244,431. As of March 31, 2026, the outstanding amount was $2,598,033.

Note 10 — Security deposits

Security deposits relate to rental deposits paid to two third-party landlords for leasing warehouse spaces. These leases have expiry dates ranging from June 2030 to January 2031.

Note 11 — Property and equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Machinery and equipment	$418,763	-
Transportation equipment	29,450	29,450
Office equipment	16,686	16,672
Subtotal	464,899	46,122
Accumulated depreciation	(46,201)	(9,342)
Total	$418,698	$36,780

Depreciation expense was $36,854 and $8,863 for the six months ended March 31, 2026 and 2025, respectively.

F-25

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12— Promissory note

On July 30, 2024, the Company entered into a note purchase agreement (the “Purchase Agreement”) with Atlas Sciences, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note (the “Note”) dated July 30, 2024 in the original principal amount of $5,355,000 (the “Note”) for $5,000,000 in gross proceeds. The Company used all of the proceeds from the Note to repay its indebtedness owed to Streeterville Capital, LLC under the Convertible Promissory Note issued on September 26, 2022.

The Note bears interest at a rate of 7.0% per year and has a term of twelve (12) months after the purchase price of the Note is delivered by the Investor (the “Purchase Price Date”). The Note carries an original issue discount of $350,000 and includes $5,000 for investor fees, costs, and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the Purchase Price Date, subject to a maximum monthly redemption amount of $1,000,000. Following receipt of a redemption notice, if the Company has not repaid by a minimum monthly redemption amount of $250,000, the Company is required to pay by the fifth day of the following month the difference between the minimum monthly redemption amount and the amount actually repaid in such month, or the outstanding balance will be automatically increased by 0.5% as of such fifth day. Under the Purchase Agreement, while the Note is outstanding until 5 days after the Note is satisfied in full, the Company agreed to keep adequate current public information available, maintain its Nasdaq listing and not make certain Restricted Issuance (as defined therein), among other things. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for a Major Trigger Event (as defined in the Note) and 5% for a Minor Trigger Event (as defined in the Note), with an aggregate of 25% as the maximum increase in the outstanding balance. In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements and do not purport to be complete and are qualified in their entirety by reference to the form of the Purchase Agreement and the Note.

For the six months ended March 31, 2026, neither ordinary share was issued nor payment was made for the repayment of the Note. For the six months ended March 31, 2025, 100,182 ordinary shares were issued for the redemption $338,009 of the Note and $1 million in cash was paid for the repayment of the Note. As of March 31, 2026 and September 30, 2025, the balance of the Note amounted to approximately $2.5 million and $2.5 million , respectively.

For the six months ended March 31, 2026 and 2025, the interest expense of the Note was $89,630 and $159,829, respectively, and the amortization of debt issuance costs was nil and $177,014, respectively.

Note 13 — Other current liabilities

Other current liabilities consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Accrued expenses	$1,049,359	$697,520
Contract liabilities	484,862	602,721
Security deposits	1,335,537	582,161
Taxes payable	102,735	99,546
Interest payable	83,227	74,684
Salaries payable	42,240	40,039
Total	$3,097,960	$2,096,671

Note 14 — Long-term loan

Long-term loan consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
Long-term loan, non-current portion	(unaudited)	(audited)
Xinmao Group Co., Ltd.	-	$1,809,780
Total long-term loan, non-current portion	-	$1,809,780

The following table summarizes the loan commencement date, loan maturity date, and the effective annual interest rate of the unsecured long-term loan:

	Loan	Loan	Effective
	commencement	maturity	interest
Long-term loans, non-current portion	date	date	rate	Note
Xinmao Group Co., Ltd.	May 1, 2024	April 30, 2027	4.50%	1

1.

On January 1, 2024, the Company entered into a revolving loan of $5.0 million with a third party, with a flexible drawdown and repayment terms from May 1, 2024 to April 30, 2027, and with an annual interest of 4.5% per annum. This loan was fully repaid in March 2026 and the Company lent $2,598,033 to Xinmao Group Co., Ltd. as of March 31, 2026.

For the six months ended March 31, 2026 and 2025, the interest expense was $7,277 and $71,876, respectively.

F-26

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Shareholders’ equity

Ordinary shares

Farmmi, Inc. (the “Company”) convened its extraordinary general meeting of shareholders on December 5, 2025, and passed special resolutions that

1.	The authorized shares, and the issued and outstanding shares, of the Company be reclassified and redesignated into Class A Ordinary Shares and Class B Ordinary Shares (the “Redesignation”);

2.	The Fourth Amended and Restated Memorandum and Articles of Associations of the Company be adopted (the “Amended and Restated Memorandum and Articles”);

3.

The authorized share capital of the Company be amended from (i) US$12,000,000,000 divided into 5,000,000,000 Ordinary Shares of US$2.40 nominal or par value each, to (ii) US$12,000,000,000 divided into 4,500,000,000 Class A Ordinary Shares of US$2.40 nominal or par value each with one vote per share (the “Class A Ordinary Shares”), and 500,000,000 Class B Ordinary Shares of US$2.40 nominal or par value each with fifty votes per share (the “Class B Ordinary Shares”), by the redesignation of 4,500,000,000 Ordinary Shares into 4,500,000,000 Class A Shares of US$2.40 nominal or par value each, and the redesignation of 500,000,000 Ordinary Shares into 500,000,000 Class B Shares with a nominal or par value of US$2.40 each.

The terms of, and rights attaching to the Class A Ordinary Shares and the Class B Ordinary Shares will be materially identical to the existing Ordinary Shares of par value US$2.40 each in the capital of the Company save that the Class B Ordinary Shares: (i) shall have 50 times the voting rights per share of Class A Ordinary Shares, and (ii) shall be convertible into Class A Ordinary Shares, as provided in the Fourth Amended and Restated Memorandum and Articles of Association.

4.	Simultaneously with the Redesignation, the Ordinary Shares in the Company issued and outstanding be redesignated as follows:

-

all the existing authorized and issued Ordinary Shares of the Company be redesignated as Class A Ordinary Shares save for 3,873 Ordinary Shares issued and currently registered in the name of Farmnet Limited; and

-	the 3,873 Ordinary Shares held by Farmnet Limited be redesignated as 3,873 Class B Ordinary Shares.

The Company convened an extraordinary general meeting of shareholders on February 24, 2026, and passed a special resolution that, subject to and conditional upon compliance at all times with the Companies Act of the Cayman Islands (Revised) in respect of the Capital Reduction, the authorized share capital of the Company be reduced from (i) US$12,000,000,000 divided into 4,500,000,000 Class A Ordinary Shares of US$2.40 nominal or par value each, and 500,000,000 Class B Ordinary Shares of US$2.40 nominal or par value each, to (ii) US$50 divided into 4,500,000,000 Class A Ordinary Shares of US$0.00000001 nominal or par value each, and 500,000,000 Class B Ordinary Shares of US$0.00000001 nominal or par value each, by the reduction of the par value of each Class A share and each Class B share by US$2.39999999 (the “Capital Reduction”).

The Capital Reduction has taken effect following the registration of the Special Resolution with the Cayman Islands Registrar of Companies on February 24, 2026.

For the six months ended March 31, 2026, 8,333,334 ordinary shares were issued on November 22, 2025 in connection with exercise of warrant C and the redesignation of 1,791 Class A ordinary shares as 1,791 Class B ordinary shares. In connection with the exercise of warrant C, the Company received $2,000,000 in March 2026, and the remaining $18,000,002 was received in June 2026. In connection with the redesignation of Class A ordinary shares as Class B ordinary shares, an additional 2,082 Class A ordinary shares was redesignated as 2,082 Class B ordinary shares on April 22, 2026.

F-27

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended March 31, 2025, 100,182 ordinary shares were issued for the redemption of $338,009 promissory notes and 325,825 ordinary shares were issued for the exercise of $781,980 warrants.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2026 and September 30, 2025, the balance of the required statutory reserves was $0.7 million and $0.7 million, respectively.

Warrants

2024 warrants - Series A

On August 22, 2024, Farmmi and certain institutional purchasers entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such purchasers an aggregate of 3,433,167 ordinary shares, par value $0.20 per share, in a registered direct offering and Series A warrants to purchase up to 3,433,167 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $1.03 million before deducting the placement agent’s fees and other estimated offering expenses. In connection with this offering, on August 26, 2024, 3,433,167 warrants were issued with an exercise price of $0.75, exercisable immediately, which expire five years after their issuance date on August 26, 2024 (i.e., August 25, 2029). On December 6, 2024, the warrant was adjusted to an exercise price of $0.20 (or $2.40 after adjusted for the effect of the reverse share split) and, correspondingly, the number of warrants adjusted to 12,874,377 (or 1,072,865 after adjusted for the effect of the reverse share split). As of September 30, 2025, 325,825 warrants were exercised for proceeds of $781,980. As of September 30, 2024, no warrant was exercised. As of March 31, 2026 and September 30, 2025, 747,040 and 747,040 warrants, respectively, were outstanding, out-of-money and antidilutive.

2025 warrants - Series C

On August 4, 2025, the Company entered into a definitive securities purchase agreement, (the "Purchase Agreement") with certain accredited investors (“Selling Shareholders”), pursuant to which the Company offered to sell to the Selling Shareholders an aggregate of 4,166,667 Ordinary Shares, par value $2.4 per share, of the Company and Series C warrants to purchase up to 8,333,334 Ordinary Shares in a private placement for gross proceeds of $10.0 million (the “August 2025 PIPE”). The Offering closed on August 6, 2025. The Warrants are exercisable immediately following issuance at an initial exercise price of $2.40 per ordinary share and expire 3 years from the date of issuance. The exercise price and the number of ordinary shares issuable upon the exercise of the Warrants, or the Warrant Shares, are subject to adjustment upon the occurrence of certain events, including stock dividends or share splits, business combination, other recapitalization transactions or similar transactions. Upon such reset of the exercise price, the number of Warrant Shares will be proportionately increased such that the aggregate exercise price payable for the adjusted number of Warrant Shares will be the same as the aggregate exercise price on the date of issuance for the Warrant Shares then outstanding. In addition, subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Warrant, subject to the prior written consent of the Holder, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company. For the six months ended March 31, 2026, 8,333,334 ordinary shares were issued on November 22, 2025 in connection with exercise of warrant C and, as of March 31, 2026, nil Series C warrant was outstanding.

The following tables summarize the warrants issued, outstanding, and expired as of and for the six months ended March 31, 2026 and for the year ended September 30, 2025.

		Exercised
	Warrants	price
Warrants outstanding, as of September 30, 2024	1,072,865	$2.40
Issued	8,333,334	$2.40
Exercised	(325,825)	$2.40
Expired	-	-
Warrants outstanding, as of September 30, 2025	9,080,374	$2.40
Issued	-	-
Exercised	(8,333,334)	$2.40
Expired	-	-
Warrants outstanding, as of March 31, 2026	747,040	$2.40
Warrants exercisable, as of March 31, 2026	747,040	$2.40

			Remaining
	Warrant	Exercise	contractual
Warrants Outstanding	exercisable	price	life
2024 warrants -Series A	747,040	$2.40	3.4 years

F-28

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Concentration of major customers and suppliers

For the six months ended March 31, 2026, one major customer accounted for approximately 57.9% of the Company’s total sales. For the six months ended March 31, 2025, two major customers accounted for approximately 68% and 12% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2026, one major customer accounted for approximately 98.7% of the Company’s accounts receivable balance. As of September 30, 2025, one major customer accounted for approximately 99.7% of the Company’s accounts receivable balance.

For the six months ended March 31, 2026, five major suppliers accounted for approximately 24%, 21%, 13%, 11%, and 10% of the total purchases, respectively. For the six months ended March 31, 2025, three major suppliers accounted for approximately 33%, 32%, and 17% of the total purchases, respectively.

As of March 31, 2026, three major suppliers accounted for approximately 44%, 43%, and 13% of the Company’s advances to suppliers’ balance, respectively. As of September 30, 2025, three major suppliers accounted for approximately 42%, 30%, and 29% of the Company’s advances to supplier’ balance.

F-29

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Leases

The Company rents (i) its factories in Lishui City, Zhejiang Province from a related party, Zhejiang Tantech Bamboo Technology Co., Ltd, for processing dried edible fungi; (ii) a floor in an office building in Hangzhou from a third party; and (iii) three warehouses in the USA.

As of March 31, 2026 and September 30, 2025, the remaining average lease term was an average of 4.1 years and 4.3 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 14.6% per annum and 14.6% per annum, as of March 31, 2026 and September 30, 2025, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Right-of-use assets under operating leases	$14,166,214	$16,440,531

Operating lease liabilities, current	3,690,692	5,030,911
Operating lease liabilities, non-current	10,475,522	11,409,620
Total operating lease liabilities	$14,166,214	$16,440,531

As of
March 31,
For the years ending September 30,	2026
For the remaining months of fiscal year 2026	$3,662,509
2027	3,457,153
2028	3,559,700
2029	3,669,199
2030	3,569,391
Thereafter	1,002,553
Total future minimum lease payments	18,920,505
Less: Imputed interest	(4,754,291)
Total	$14,166,214

F-30

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making Company, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company currently has three main products from which revenue is earned and expenses are incurred: shiitake mushrooms, mu er fungus, and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes, sells to the same or similar type of customers, and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trends. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only two operating segments and therefore two reportable segments as defined by ASC 280. Since June 2021, the Company’s operations have expanded into bulk agricultural commodity trading, such as cotton and corn bulk trading. The Company obtains control over these commodities as a principal from its suppliers before selling these commodities to its customers. To implement global expansion strategy and meet the growing customer demand, the Company launched its warehouse and logistics services business in the U.S. in the summer of 2024, with the aim to develop a food and agricultural product supply chain system. In July 2024, Farmmi USA opened its first warehouse and logistics services base in Chino, California, through the lease of warehouse spaces of 315,000 square feet from a large facility managed by established logistics companies. The facility provides special railway lines that offer sea-railway cargo transportation services. The logistics services provided to customers include cargo transfers and bonded warehouses. In March 2025, the Company further expanded its logistics service operations to the U.S. East Coast by opening a new warehouse located within an industrial park in Somerset, New Jersey. In August 2025, the Company leased additional warehouse spaces of approximately 183,000 square feet located in Robbinsville, New Jersey, bringing its total warehouse footprint in the U.S. to 640,000 square feet. In January 2026, the U.S. subsidiary completes a Food Facility Registration with the U.S. Food and Drug Administration and has the capacity to support the storage and distribution of a wide range of foods and agricultural commodities.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the six months ended March 31, 2026 and 2025, respectively:

	For the Six Months Ended March 31,
	2026	2025
Revenue recognition at a point in time	(unaudited)	(unaudited)
Sales of agricultural products
Shiitake	$1,854,057	$6,668,963
Mu Er	1,846,572	5,255,756
Other products	-	29,109
Agricultural products trading business
Corn	-	782,946
Logistic services
Operation services	210,096	684,444
Special work order services	588,887	205,573
Sub-total	4,499,612	13,626,791
Revenue recognition over time
Logistic services
Outbound delivery services	1,288,398	2,407,024
Storage services	606,703	110,494
Total	$6,394,713	$16,144,309

	For the Six Months Ended March 31,
	2026	2025
	(unaudited)	(unaudited)
Products revenue	$3,700,629	$12,736,774
Services revenue	2,694,084	3,407,535
Total	$6,394,713	$16,144,309

F-31

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Revenue by geographical segment for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,
	2026	2025
	(unaudited)	(unaudited)
PRC	$3,700,629	$12,736,774
United States of America	2,694,084	3,407,535
Total	$6,394,713	$16,144,309

	For the Six Months Ended March 31, 2026
	USA	PRC	Total
Revenues	$2,694,084	$3,700,629	$6,394,713
Cost of revenues	(4,134,939)	(3,349,148)	(7,484,087)
Gross (loss) profit	(1,440,855)	351,481	(1,089,374)
Operating expenses	(1,234,769)	(36,202,818)	(37,437,587)
Loss from operations	(2,675,624)	(35,851,337)	(38,526,961)
Other income (expenses)	936,903	(363)	936,540
Loss before income taxes	(1,738,721)	(35,851,700)	(37,590,421)
Income tax expenses	-	-	-
Net loss	$(1,738,721)	$(35,851,700)	$(37,590,421)

	For the Six Months Ended March 31, 2025
	USA	PRC	Total
Revenues	$3,407,535	$12,736,774	$16,144,309
Cost of revenues	(3,953,543)	(11,376,192)	(15,329,735)
Gross (loss) profit	(546,008)	1,360,582	814,574
Operating expenses	(1,246,178)	(237,140)	(1,483,318)
(Loss) income from operations	(1,792,186)	1,123,442	(668,744)
Other income (expenses)	495,006	(77,920)	417,086
(Loss) income before income taxes	(1,297,180)	1,045,522	(251,658)
Income tax expenses	-	-	-
Net (loss) income	$(1,297,180)	$1,045,522	$(251,658)

As of March 31, 2026 and September 30, 2025, the Company’s long-lived assets are located in PRC and the United States of America:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
United States of America	$37,706,764	$46,933,699
PRC	34,227	6,973,528
Total long-lived assets	$37,740,991	$53,907,227

F-32

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Related party transactions

The relationship and the nature of related party transactions are summarized as follows:

Name of related party	Relationship to the Company	Nature of transactions
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of Mr. Zhengyu Wang and Ms. Yefang Zhang, CEO of the Company	Lease factory building to the Company and charging water and electricity for offices leased to the Company.
Yefang Zhang	Chief Executive Officer of the Company	Payment of expenses for the Company.
Zhengyu Wang	Mr. Zhengyu Wang is Ms. Yefang Zhang's husband	Non-competition agreement
Centurynew USA Inc	CEO Yefang Zhang controls the company.	Payment of expenses for the Company.
Epakia Inc.	A Subsidiary of Tantech Holdings Ltd Group. Yefang Zhang serves as a Chairwoman of the board of directors of Tantech Holdings Ltd	Payment of expenses for the related party

Due from a related party

Due from a related party consisted of the following:

		As of	As of
		March 31,	September 30,
		2026	2025
Due from related parties	Name of related parties	(unaudited)	(audited)
Other receivables	Epakia Inc.	$35,000	-
Total		$35,000	-

Amount due from Epakia Inc. was related to payment of expenses on behalf of a related party. Amount was due on demand and non-interest bearing.

Due to related parties

Due to related parties consisted of the following:

		As of	As of
		March 31,	September 30,
		2026	2025
Due to related parties	Name of related parties	(unaudited)	(audited)
Other payable	Centurynew USA Inc	$3,600,008	-
Other payable	Yefang Zhang	227,773	$241,773
Other payable	Zhejiang Tantech Bamboo Technology Co., Ltd.	64,232	52,146
Total		$3,892,013	$293,919

Amount due to Centurynew USA Inc and Yefang Zhang was related to payment of expenses by related parties for the Company. Amounts were due on demand and non-interest bearing.

Amount due to Zhejiang Tantech Bamboo Technology Co., Ltd. was related to lease, water and electricity expenses for offices leased to the Company.

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the six months ended March 31, 2026, and 2025, the Company recorded sales to related parties of nil and $137, respectively.

Operating leases from related parties

The following table summarizes operating leases with related party, Zhejiang Tantech Bamboo Technology Co., Ltd, detailing lease begin date, lease end date, leasing purpose, leasing area in square meters, and annual rent in RMB and its equivalent in USD.

Zhejiang Tantech Bamboo Technology Co., Ltd.	Lease No 1
Lease begin date	March 1, 2023
Lease end date	February 29, 2028
Leasing purpose	Office
Annual rent in RMB	131,835
Annual rent in USD	$18,817
Area (in square meters)	479

For the six months ended March 31, 2026, and 2025, the Company incurred lease expenses of $9,409 and $38,258, respectively.

Non-Competition Agreement

The Company and Forasen Group signed a Non-Competition Agreement which provides that Forasen Group should not engage in any business that the Company engages in, except purchasing products from us. In addition, Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with the Company and Tantech which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause Tantech to engage in the business that the Company conducts.

F-33

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Subsequent events

Management has reviewed events occurring through the date the unaudited condensed consolidated financial statements were issued and, except as disclosed elsewhere in the unaudited condensed consolidated financial statements, no subsequent events occurred that require accrual or disclosure, except for:

1.

On June 15, 2026, the Company completed an exercise price adjustment to the outstanding Series A warrant pursuant to the provisions of such warrants. Following such exercise price adjustment, there are 1,304,689 Series A warrants outstanding, each exercisable at $1.3742 per share.

2.

On June 16, 2026, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to issue and sell to such purchasers, in a registered direct offering, an aggregate of 16,571,429 Class A ordinary shares, at an offering price of $0.35 per share, for gross proceeds of $5.8 million before deducting offering expenses. The offering closed on June 17, 2026.

3.

On June 29, 2026, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp., as the sole underwriter (the “Underwriter”), pursuant to which the Company agreed to issue and sell to the Underwriter, in a underwritten public shelf takedown offering, an aggregate of 7,000,000 Class A ordinary shares and pre-funded warrants to purchase 5,000,000 ordinary shares (the “Pre-Funded Warrant”). Gross proceeds to the Company were approximately $3.0 million, before deducting underwriting fees and other offering expenses payable by the Company. The offering closed on June 30, 2026.

4.

The Company entered into an exchange agreement with Atlas Sciences, LLC on April 13, 2026, August 11, 2026, August 14, 2026, and August 17, 2026, respectively. Pursuant to each agreement, the parties agreed to partition a new promissory note (each, a “New Note”) from the promissory note the Company issued to Atlas Sciences on July 30, 2024, in the original principal amount of $5,355,000, and to exchange each partitioned New Note for the Company’s Class A Ordinary Shares. Pursuant to the agreements, the Company exchanged: (i) a partitioned New Note in the principal amount of $50,000 for the issuance of 51,313 shares on April 16, 2026, (ii) a New Note in the principal amount of $200,000 for the issuance of 1,581,027 shares on August 12, 2026, (iii) a New Note in the principal amount of $175,000 for the issuance 1,649,387 shares on August 14, 2026, and (iv) a New Note in the principal amount of $180,000 for the issuance 1,757,812 shares on August 17, 2026.

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